RUSSOIL CORPORATION
230 Park Avenue
10th Floor
New York, New York 10169

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about September 18, 2007 to the holders of record of shares of common stock, $0.00001 par value (the “Common Stock”), of Russoil Corporation, a Nevada corporation (the “Company”). It is being furnished in connection with the appointment of Messrs. Viktor Ekimov, Evgeny Fedosov, Evgeny Bagay, and Elias Kamennoy to the Board of Directors of the Company (the “Board”). The appointment of Messrs. Viktor Ekimov, Evgeny Fedosov, Evgeny Bagay, and Elias Kamennoy as Director’s of the Company was made in connection with the Share Exchange Agreement dated August 31, 2007 that was consummated on September 10, 2007 (the “Share Exchange Agreement”).

Pursuant to a Share Exchange Agreement dated as of May 31, 2007 (the “Initial Share Exchange Agreement”), by and among Russoil, OJSE Smolenergy, a corporation formed under the laws of the Russian Federation (“Smolenergy”) and the Stockholders of Smolenergy (the “Stockholders”), Russoil was to have received all of the issued and outstanding capital stock of Smolenergy from the Stockholders in exchange for approximately 52% of the issued and outstanding capital stock of Russoil. The Initial Share Exchange Agreement was terminated after Smolenergy was found to be indebted to Viktor Ekimov, the person who transferred 51% of the equity interests in Gorstovoye, LLC (the “LLC”), Smolenergy’s majority owned subsidiary, and operational base, to Smolenergy for approximately $26,000,000 on or about May 25, 2007. As a result, the Initial Share Exchange Agreement was terminated and a second Share Exchange Agreement was entered into on August 31, 2007 with Mr. Viktor Ekimov, canceling all indebtedness of Smolenergy, relating to the LLC, to him in exchange for 110,000,000 shares of Russoil’s Common Stock while Smolenergy’s shareholders, surrendered their holdings in Smolenergy to Russoil and simultaneously Mr. Hutchinson, previously Russoil’s sole Executive Officer and Director, cancelled 242,000,000 shares of the Company’s Common Stock owned by him.

Subject to the Voting Agreement (discussed below), Mr. Ekimov will be able to control Russoil’s Board of Directors and under certain conditions, will be able to increase his holdings in Russoil by an additional twenty (20%) percentage.

In connection with the closing of the acquisition of approximately 52% of the capital stock of Smolenergy, Messrs. Ekimov and Hutchinson, entered into a Voting Agreement, pursuant to which Mr. Ekimov agreed to vote his shares (110,000,000) in favor of up to two persons designated by Mr. Hutchinson, that may include Mr. Hutchinson, to Russoil’s Board of Directors and Mr. Hutchinson agreed to vote his shares (250,000) in favor of five persons designated by Mr. Ekimov, that may include Mr. Ekimov, to Russoil’s Board of Directors (the “Voting Agreement”). The Voting Agreement also requires their prospective nominees to vote against any action, proposal or agreement (i) including without limitation, any amendment to, or restatement of the Russoil’s Certificate of Incorporation or By-laws, submitted to the Russoil’s shareholders for their approval, authorization or ratification; and (ii) the issuance of any shares of Russoil’s capital stock for one year, unless both Messrs. Ekimov and Hutchinson or their nominees, respectively, vote in favor of such issuance. The Share Exchange Agreement was executed and closed as of August 31, 2007.

In connection with the closing of the above transaction, Silvestre Hutchinson resigned from his positions as the President, Chief Executive Officer and Chief Financial Officer of the Company and Mr. Hutchinson remained as a director of the Company and appointed Viktor Ekimov, Evgeny Fedosov, Evgeny Bagay, and Elias Kamennoy as additional directors of the Company, effective as indicated below.

Name	Title
Evgeny Fedosov	Chief Financial Officer
Evgeny Bagay	Chief Executive Officer

No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company's shareholders of this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

The information contained in this Information Statement concerning the below named officers and directors has been furnished to the Company by such person and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Company are currently located at 230 Park Avenue, 10th Floor, New York, New York 10169.

GENERAL

The Company has 210,250,000 shares of Common Stock outstanding. As a result of the consummation of the transactions contemplated by the Share Exchange Agreement, the Board will consist of five members, Silvestre Hutchinson and the following additional persons will become directors, Viktor Ekimov, Evgeny Fedosov, Evgeny Bagay, and Elias Kamennoy, effective ten days after the mailing of this Information Statement, and following such date, Mr. Hutchinson shall remain a director of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the completion of the acquisition of Smolenergy, our Board of Directors and our sole executive officer was Mr. Silvestre Hutchinson. Effective as of the closing of that acquisition and (a) subject to the Company’s compliance with Rule 14(f) promulgated under the Exchange Act, consisted of Messrs. Viktor Ekimov, Evgeny Fedosov, Evgeny Bagay, and Elias Kamennoy were appointed as directors of the Company and (b) Mr. Hutchinson resigned, effective immediately, as President, Chief Executive Officer and Chief Financial Officer of the Company but remained as a Director. Upon the resignation of Mr. Hutchinson, the below named persons were appointed to the positions set forth opposite their names and will serve in those capacities until their successors are duly elected or appointed and qualified.

The names of our executive officers set forth below:

Name	Age	Position(s)

Evgeny Bagay	57	Chief Executive Officer and a Director

Evgeny Fedosov	56	Chief Financial Officer and a Director

Set forth below is biographical information concerning each of our executive officers, director and director nominees, based on information supplied by them.

Evgeny Bagay, age 57, is the Company’s Chief Executive Officer and a Director Nominee. He has been a Deputy General Director of Smolenergy since 2006. From 2001 until joining Smolenergy, he had been Deputy General of Mikasoil, a petroleum refinery.

Evgeny Fedosov, age 56, is the Company’s Chief Financial Officer and a Director Nominee. Mr. Evgeny has been the Financial Director and Chairman of the Board of Directors of Smolenergy since June 2006. For more than five years before joining Smolenergy, he was the General Director of JSC Slavneft - Moscow, an oil construction and reconstruction firm.

Viktor Ekimov, age 55, is a Director Nominee of the Company. Mr. Ekimov for more than the past five years has been the General Director and sole stockholder of OJSE UC Tomskpodvodtraboprovodstroy. He is currently a Deputy of the State Duma for the Tomskoy and Councilman of the Directors of OAO Commercial Bank in Tomsk. He is the author of scientific articles addressing the problems of welding devices for mineral pipelines.

Elias Kamennoy, age 21, is a Director Nominee of the Company. He is a student at Moscow State University.

Silvestre Hutchinson, age 55, became a Director and the President, Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer of the Company as of the close of business on April 25, 2007 and, as of August 31, 2007, he resigned from all positions with the Company except that of Director. Mr. Hutchinson is currently the Economic Adviser of Hutchinson and Associates as well as the General Manager of Hutchinson and Lewis Consultants. Since May 2005, Mr. Hutchinson has been the Vice President of the Bayano Foundation of Panama. From January 2000 to September 2004, Mr. Hutchinson was the director of Economic Bilateral International Relations of the Department of Foreign Affairs of the Republic of Panama.

Mr. Hutchinson resides in Panama. Myron Gushlak of Bluewater Partners, S.A. (“Bluewater”) has acted as an advisor to Russoil and acted as a liaison between Mr. Hutchinson, Russoil’s attorneys and accountants and representatives of Smolenergy. Mr. Gushlak should be deemed an affiliate of Bluewater and Bluewater is a shareholder of Russoil. Mr. Gushlak may be deemed to be a “parent” or “promoter” of Russoil, as such terms are defined by the federal securities laws. On July 3, 2007, the Company issued its $200,000 convertible promissory note (the “Note”) in the aggregate principal amount of $200,000 in consideration for that same amount from Bluewater. That Note bears interest at 10% per annum and is payable on demand. At the option of Bluewater, principal and accrued interest may be converted into Common Stock of Russoil at the rate of one (1) share for each $0.10 (ten cents) of the indebtedness. That conversion price is subject to certain anti-dilutive adjustments. In July 2007, Russoil advanced $200,000 to Smolenergy in connection with the acquisition of Smolenergy’s capital stock.

The directors of the Company are elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Officers are appointed by the Board of Directors and serve at the discretion of the board.

To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no family relationships among our directors or officers.

Prior to the appointments of Messrs. Ekimov, Fedosov, Bagay and Kamennoy, they were not directors of, nor did any of them hold any position with the Company. They have consented to serve as directors of the Company, to the best of their knowledge, the foregoing persons (i) do not have a family relationship with any of the directors, executive officers or control persons of the Company; (ii) does not beneficially own any equity securities, or rights to acquire any equity securities of the Company other than as disclosed in this Information Statement; (iii) has not been involved in any transactions with the Company, nor have they had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act; and (iv) has not been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our Common Stock are required to file with the Securities and Exchange Commission reports of their initial ownership of our Common Stock and any changes in ownership of such Common Stock. Copies of such reports are required to be furnished to the Company. Except as may be disclosed in this Information Statement, we are not aware of any instances when an executive officer, director or owners of more than 10% of the outstanding shares of our Common Stock failed to comply with the reporting requirements of Section 16(a) of the Exchange Act. We note that Messrs. Ekimov, Fedosov, Bagay and Kamennoy have not yet filed their initial Form 3’s.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors has not established audit, nominating and compensation committees. The Board is considering the establishment of committees in the future. The Company has not yet established a process for our securityholders to send communications to the Board.

EXECUTIVE COMPENSATION

Compensation

Neither Russoil nor Smolenergy paid cash compensation to their current, respective, executive officers during the year ended December 31, 2006. However, in June of 2006 Russoil issued 242,000,000 shares of its common stock to Kimberly Hennessey, a former executive officer and director in consideration of her efforts in founding the Company, having an estimated value of $800.00 as compensation for her services in founding the Company.

We do not have a Stock Option, Stock Grant, Phantom Stock or other similar plans. We may adopt such plans in the future.

No Employment Agreements

We have not entered into employment agreements with our executive officers as of the date of this Information Statement. We may enter into employment agreements with certain of our executive officers in the future. No assurance can be give when, if ever, such agreements will be entered into or the terms thereof.

Compensation of Directors

Mr. Hutchinson has been paid $12,000 for his services as a director for the next 12 months. Our other directors may be compensated for their services as directors. All directors will be reimbursed for expenses incurred for their service as directors.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, giving effect to the Share Exchange Agreement and the transactions contemplated thereby, regarding the beneficial ownership of our Common Stock by (i) each person who, to our knowledge, beneficially owns more than 5% of our Common Stock; (ii) each of our director nominees, director and executive officers; and (iii) all of our executive officers and directors (including nominees) as a group:

Name and address of Beneficial Owner (2)	Amount (1)	Approximate Percent of Class
Director, Director Nominees and Named Executive Officers:
Viktor Ekimov (3) (5)	110,250,000	52%
Evgeny Fedosov (3)	0	*
Evgeny Bagay (3)	0	*
Elias Kamennoy (3)	0	*
Silvestre Hutchinson (4) (5)	110,250,000	52%

All directors (including nomimees) and named executive officers as a group (5 persons)	110,250,000	52%

* Less than 1%.

(1)
Beneficial ownership is calculated based on 210,250,000 shares of common stock outstanding giving after effect to the Share Exchange Agreement and the transactions contemplated thereby. Beneficial ownership is determined in accordance with Rule 13d-3 of the SEC.

(2)	The address for the above persons, except for Mr. Hutchinson is:
c/o OJSE Smolenergy
Nagerezhnaya Tarasa Schevchenko ½
Building 27
121059 Moscow

The address for Mr. Hutchinson, is c/o the Company’s New York office located at:
230 Park Avenue
10th Floor
New York, New York 10169

(3)	Effective as of the Company’s acquisition of Smolenergy, Messrs. Bagay and Fedosov became our Chief Executive and Chief Financial Officers, respectively.

(4)	Effective as of the Company’s acquisition of Smolenergy, Mr. Hutchinson resigned as an officer of the Company but remains as a director of the Company.

(5)	Effective as of the Company’s acquisition of Smolenergy, Messrs. V. Ekimov and Hutchinson entered into a Voting Agreement.

CHANGE IN CONTROL

The statements made in this Information Statement referencing the Share Exchange and Voting Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Share Exchange Agreement, as amended, and the Voting Agreement are attached as Exhibits A and B, respectively, to this Information Statement.

CERTAIN TRANSACTIONS

On April 23, 2007, Silvestre Hutchinson acquired control of Russoil by purchasing from Kimberly A. Hennessey, our then President, Chief Executive Officer, Chief Financial Officer, and sole director, 228,000,000 shares of Russoil’s common stock owned by Ms. Hennessey pursuant to and in accordance with a stock purchase agreement, dated April 25, 2007, between Mr. Hutchinson and Ms. Hennessey. Mr. Hutchinson also purchased 14,250,000 shares from Nicole Gagne, who was the Company’s Secretary. In connection with that stock purchase agreement, our prior officers and directors resigned from their positions with Russoil and Mr. Hutchinson was appointed as the President, Chief Executive Officer, and Chief Financial Officer, Secretary and a Director of Russoil.

All of the officers and directors of Smolenergy reside in the Russian Federation. Mr. Michael Vax may be deemed to be a “parent” or “promoter” of this Company as such terms are defined in the federal securities laws. Mr. Vax has facilitated transactions among the parties, by among other things, acting as a liaison between Smolenergy, its accountants, and representatives and Russoil, its attorneys and representatives.

See also, “Directors and Executive Officers”.

Pursuant to the Initial Share Exchange Agreement dated as of May 31, 2007, by and among Russoil, Smolenergy and the Stockholders of Smolenergy (the “Stockholders”), Russoil was to have received all of the issued and outstanding capital stock of Smolenergy from the Stockholders in exchange for approximately 52% of the issued and outstanding capital stock of Russoil. The Initial Share Exchange Agreement was terminated after Smolenergy was found to be indebted to Viktor Ekimov, the person who transferred 51% of the equity interests in the LLC, Smolenergy’s majority owned subsidiary, and operational base, to Smolenergy for approximately $26,000,000 on or about May 25, 2007, almost all of which remained unpaid. As a result, the Initial Share Exchange Agreement was terminated and a second Share Exchange Agreement was entered into on August 31, 2007 with Mr. Viktor Ekimov, canceling all indebtedness of Smolenergy, relating to the LLC, to him in exchange for 110,000,000 shares of Russoil’s Common Stock while Smolenergy’s shareholders surrendered their holdings in Smolenergy to Russoil and, simultaneously, Mr. Hutchinson, previously Russoil’s sole Executive Officer and Director, cancelled 242,000,000 shares of the Company’s Common Stock owned by him.

In connection with the closing of the acquisition of 51% of the capital stock of Smolenergy, Messrs. Ekimov and Hutchinson, entered into a Voting Agreement, pursuant to which Mr. Ekimov agreed to vote his shares (110,000,000) in favor of up to two persons designated by Mr. Hutchinson, that may include Mr. Hutchinson, to Russoil’s Board of Directors, and Mr. Hutchinson agreed to vote his shares (250,000) in favor of five persons designated by Mr. Ekimov, that may include Mr. Ekimov, to Russoil’s Board of Directors. The Voting Agreement also requires their prospective nominees to vote against any action, proposal or agreement (i) including without limitation, any amendment to, or restatement of the Russoil’s Certificate of Incorporation or By-laws, submitted to the Russoil’s shareholders for their approval, authorization or ratification; and (iii) the issuance of any shares of Russoil’s capital stock unless both Messrs. Ekimov and Hutchinson or their nominees, respectively, vote in favor of such issuance. The Voting Agreement has a one year term.

Subject to the Voting Agreement, Mr. Ekimov will be able to control Russoil’s Board of Directors and under certain conditions, will be able to increase his holdings in Russoil by an additional twenty (20%) percent.